Final Term Sheet	Filed Pursuant to Rule 433
Medium-Term Notes, Series N – Fixed Rate August 13, 2013	Registration No. 333-184808

PACCAR Financial Corp.

Medium-Term Notes, Series N – Fixed Rate

CUSIP # 69371RL61

(the “Notes”)

We are hereby offering to sell Notes having the terms specified below to you with the assistance of:

☒	Barclays Capital Inc.
☐	Citigroup Global Markets Inc.
☐	Mitsubishi UFJ Securities (USA), Inc.
☐	BNP Paribas Securities Corp.
☐	J.P. Morgan Securities LLC
☐	Goldman, Sachs & Co.
☒	Other: RBS Securities Inc.
U.S. Bancorp Investments, Inc.
Wells Fargo Securities, LLC
ANZ Securities, Inc.
The Williams Capital Group, L.P.

acting as ☒ principal ☐ agent

at:	☐	varying prices related to prevailing market prices at the time of resale
	☒	a fixed initial public offering price of 99.903% of the Principal Amount.

Principal Amount: $500,000,000	Original Issue Date: August 16, 2013 (T+3)

Agent’s Discount or Commission: 0.20%	Final Maturity Date: August 16, 2016

Net Proceeds to Company: $498,515,000	Interest Payment Date(s): Semi-annually on each February 16 and August 16, commencing February 16, 2014 Record Dates: February 2 and August 2 preceding the applicable Interest Payment Date

Treasury Benchmark: 0.625% due August 15, 2016

Treasury Yield: 0.683% (99-26+)

Reoffer Spread: T+50 bps

Reoffer Yield: 1.183%

Interest Rate: 1.150% per annum

Redemption:

☒	The Notes may not be redeemed prior to the Maturity Date.

☐	The Notes may be redeemed at our option prior to the Maturity Date.
Initial Redemption Date:
Initial Redemption Percentage: %
Annual Redemption Percentage Reduction: % until Redemption Percentage is 100% of the Principal Amount.

Repayment:

☒	The Notes may not be repaid prior to the Maturity Date.

☐	The Notes may be repaid prior to the Maturity Date at the option of the holder of the Notes.

Option Repayment Date(s):

Currency:
Specified Currency: USD (If other than U.S. dollars, see attached)
Minimum Denominations: $1,000 and integral multiples of $1,000 in excess thereof
Exchange Rate Agent: (Applicable only if Specified Currency is other than U.S. dollars)

If Discount Note, check ☐ Issue Price:

Form:	☒ Book-Entry ☐ Certificated

Plan of Distribution:

Name	Title	Principal Amount of Notes
Barclays Capital Inc.	Bookrunner	$112,500,000
RBS Securities Inc.	Bookrunner	$112,500,000
U.S. Bancorp Investments, Inc.	Bookrunner	$112,500,000
Wells Fargo Securities, LLC	Bookrunner	$112,500,000
ANZ Securities, Inc.	Co-Manager	$25,000,000
The Williams Capital Group, L.P.	Co-Manager	$25,000,000
Total		$500,000,000

Other Provisions: N/A

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, Barclays Capital Inc., RBS Securities Inc., U.S. Bancorp Investments, Inc., Wells Fargo Securities, LLC or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc., toll-free at 1-888-603-5847, RBS Securities Inc., toll-free at 1-866-884-2071, U.S. Bancorp Investments, Inc., toll-free at 1-877-558-2607 or Wells Fargo Securities, LLC, toll-free at 1-800-326-5897.